Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Max Capital Group Ltd.:

We consent to the use of our audit reports dated February 16, 2010, with respect to the consolidated balance sheets of Max Capital Group Ltd. as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/  KPMG

Hamilton, Bermuda

March 22, 2010